EXHIBIT 12.1

SM Energy Company
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands, except ratios)

Pretax income (loss) from continuing operations	$(722,861)	$1,064,699	$278,611	$(83,517)	$339,001

Add: Fixed charges	155,510	117,147	102,758	77,841	58,030
Add: Amortization of capitalized interest	9,116	11,448	11,784	9,095	5,107
Less: Capitalized interest	(25,051)	(16,165)	(10,952)	(12,135)	(10,785)
Earnings before fixed charges	$(583,286)	$1,177,129	$382,201	$(8,716)	$391,353

Fixed charges:
Interest expense (1)	$128,149	$98,554	$89,711	$63,720	$45,849
Capitalized interest	25,051	16,165	10,952	12,135	10,785
Interest expense component of rent (2)	2,310	2,428	2,095	1,986	1,396
Total fixed charges	$155,510	$117,147	$102,758	$77,841	$58,030

Ratio of earnings to fixed charges	—	10.0	3.7	—	6.7
Insufficient coverage	$738,796	$—	$—	$86,557	$—

(1) Includes amortization of discount and deferred financing costs.
(2) Represents a reasonable approximation of the rental factor.